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                                  FORM N-8F

I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

        [ ] MERGER

        [ ] LIQUIDATION

        [X] ABANDONMENT OF REGISTRATION
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund: NSB ASSET FUND, INC.

3.      Securities and Exchange Commission File No.: 811-10031

4.      Is this an initial Form N-8F or an amendment to a previously filed
        Form N-8F?

        [ ] Initial Application          [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

        One South Main, Suite 1380
        Salt Lake City, Utah  84111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        David J. Baum, Esq.
        Ropes & Gray
        1301 K Street, N.W., Suite 800 East
        Washington, DC  20005
        (202) 626-3915

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


        John Payne
        1 South Main, Suite 1380
        Salt Lake City, UT  84111
        (801) 524-4788

8.      Classification of fund (check only one):

        [X] Management company;

        [ ] Unit investment trust; or

        [ ] Face-amount certificate company.



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9.      Subclassification if the fund is a management company (check only one):

        [ ] Open-end             [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

        None

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        None

        Applicant has never made a public offering of its securities. Shares of Applicant were issued solely in private placement transactions which did not involve a "public offering" within the meaning of
        Section 4(2) of the Securities Act of 1933.

13.     If the fund is a unit investment trust ("UIT") provide:

        (a) Depositor's name(s) and address(es):   Not applicable

        (b) Trustee's name(s) and address(es):     Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ] Yes [X] No

        If Yes, for each UIT state:

               Name(s):  Not applicable
               File No.:  Not applicable
               Business Address:  Not applicable

15.     (a)    Did the fund obtain approval from the board of directors
               concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes    [ ] No

               If Yes, state the date on which the board vote took place:
               March 29, 2001

               If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

               [X] Yes   [ ] No

               If Yes, state the date on which the shareholder vote took place: June 8, 2001

               If No, explain:

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V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

        [ ] Yes    [X] No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [X] Yes    [ ] No

        If Yes, describe the nature and extent of those activities:

        Applicant intends to continue operations as an unregistered Real Estate Investment Trust.

        Applicant intends to rely on Section 3(c)(1) of the 1940 Act to remain exempt from registration under the Act (Applicant could also rely on Section 3(c)(5)(C)).

        Shares of Applicant were never held by more than two shareholders at any time. Currently, Applicant has only two shareholders each of which is an indirect wholly owned subsidiary of Zions Bancorpation, a publicly-traded bank holding company. The only other shareholder that Applicant has had was a natural person who briefly held shares of the Applicant during its organizational period. Therefore, Applicant's shares were never beneficially owned by more than 100 shareholders.

        Applicant's shareholders voted in favor of a proposal to deregister Applicant and continue operations as an unregistered Real Estate Investment Trust at a special meeting of shareholders held on June 8, 2001. A proxy statement (definitive) pertaining to that meeting was filed with the Commission on May 31, 2001.

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                                 VERIFICATION

        The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of NSB Asset Fund, Inc., (ii) he is the President of NSB Asset

Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge,

information and belief.


                                                   /s/ Nolan Bellon
                                                   --------------------------
                                                   Title: President
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